SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

This amended report on Form 6-K replaces the report on Form 6-K filed with the Commission on December 28, 2010 in its entirety.

Korea Electric Power Corporation (“KEPCO”) plans to hold an extraordinary general meeting of shareholders on January 17, 2011 on the 20th floor of its headquarters building in Seoul, pursuant to a board resolution adopted on December 23, 2010.

The purpose of the shareholders’ meeting is to approve the following four agendas:

1. Amendment to KEPCO’s articles of incorporation to permit KEPCO to develop existing real property in connection with relocation, modification or aging of such property or in connection with urban planning, in each case, in accordance with the KEPCO Act and the regulations promulgated thereunder, as amended from time to time;

2. Appointment of a standing director (sangim-isa in Korean) (see below for a description of the nominee);

3. Appointment of the standing director appointed under agenda 2 as a new member of the audit committee; and

4. Reappointment of an existing non-standing director as a member of the audit committee (see below for a description of the nominee).

The nominee for the standing director position under agenda 2 and the audit committee membership position under agenda 3 is Mr. Dae Soo Han, age 66, currently a member of the nomination committee of the Grand National Party, the ruling political party in Korea. Prior to his current position, Mr. Han served as the mayor of Chungju City and a vice governor of Chungcheongbukdo Province in charge of administration, and worked in other positions for the Grand National Party. Mr. Han received a master’s degree in public administration from Yonsei University.

The nominee for the audit committee membership position under agenda 4 is Mr. Jung-Gook Kim, currently a non-standing director and member of the audit committee of KEPCO. Mr. Kim is being reappointed to his current position as a member of the audit committee. Mr. Kim, age 63, presently also serves as the chairman of the Bogo Economic Research Institute, and previously worked as the budget director for the Ministry of Finance and Economy of Korea and an adviser to Seil Accounting Firm. Mr. Kim graduated from Seoul National University with a bachelor’s degree in business management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: December 30, 2010